File No. 812-15715

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

BLUE OWL CAPITAL CORPORATION; BLUE OWL CAPITAL CORPORATION II; BLUE OWL CREDIT INCOME CORP.; BLUE OWL TECHNOLOGY FINANCE CORP.; BLUE OWL TECHNOLOGY INCOME CORP.; BLUE OWL ALTERNATIVE CREDIT FUND; BLUE OWL CREDIT ADVISORS LLC; BLUE OWL DIVERSIFIED CREDIT ADVISORS LLC; BLUE OWL TECHNOLOGY CREDIT ADVISORS LLC; BLUE OWL TECHNOLOGY CREDIT ADVISORS II LLC; BLUE OWL CREDIT PRIVATE FUND ADVISORS LLC; BLUE OWL STRATEGIC EQUITY ADVISORS LLC; BLUE OWL STRATEGIC EQUITY PARTNERS ADVISORS LLC; BLUE OWL ALTERNATIVE CREDIT ADVISORS LLC; BLUE OWL ALTERNATIVE CREDIT ADVISORS II LLC; OR LENDING LLC; ORCC FINANCING II LLC; OWL ROCK CLO I, LLC; OWL ROCK CLO II, LLC; OWL ROCK CLO II, LTD; OWL ROCK CLO III, LLC; OWL ROCK CLO IV, LTD; OWL ROCK CLO IV, LLC; OWL ROCK CLO V, LTD; OWL ROCK CLO V, LLC; OWL ROCK CLO VI, LTD; OWL ROCK CLO VI, LLC; OWL ROCK CLO VII, LLC; OWL ROCK CLO X, LLC; OR DH I LLC; OR GH I LLC; OR MH I LLC; OR HH I LLC; OR HEH I LLC; OR PCF I LLC; OR AH I LLC; OR NB I LLC; ORCC BC 2 LLC; ORCC BC 3 LLC; ORCC BC 4 LLC; ORCC BC 5 LLC; ORCC BC 6 LLC; ORCC FSI LLC; OR FAIRCHESTER MH LLC; ORCC PARENT LLC; ORCC AAM RH LLC; ORCC BC 12 LLC; ORCC BC 13 LLC; ORCC BC 14 LLC; ORCC BC 15 LLC; OR ATLANTA MH LLC; OR GARDEN STATE MH LLC; OR JEMICO MH LLC; OR LONG ISLAND MH LLC; OR MIDWEST MH LLC; OR TORONTO MH LLC; OR LENDING II LLC; ORCC II FINANCING LLC; ORCC II FINANCING II LLC; OR DH II LLC; OR MH II LLC; OR HH II LLC; OR HEH II LLC; OR LONG ISLAND MH II LLC; OR GARDEN STATE MH II LLC; OR TORONTO MH II LLC; OR MIDWEST MH II LLC; OR JEMICO MH II LLC; OR ATLANTA MH II LLC; OR PCF II LLC; OR GH II LLC; OR AH II LLC; ORCC II BC 2 LLC; ORCC II BC 3 LLC; ORCC II BC 4 LLC; ORCC II BC 5 LLC; ORCC II BC 6 LLC; ORCC II FSI LLC; OR FAIRCHESTER MH II LLC; ORCC II PARENT LLC; ORCC II AAM RH LLC; ORCC II AAM LLC; ORCC II BC 12 LLC; ORCC II BC 13 LLC; ORCC II BC 14 LLC; ORCC II BC 15 LLC; OWL ROCK CLO XIII, LLC; OR LENDING III LLC; ORCC III FINANCING LLC; ORCC III FINANCING II LLC; OBDC III FINANCING III LLC; OWL ROCK CLO XIV LLC; OR PCF III LLC; OR AH III LLC; ORCC III FSI LLC; ORCC III AAM RH LLC; ORCC III AAM LLC; ORCC III BC 2 LLC; ORCC III BC 3 LLC; ORCC III BC 4 LLC; ORCC III BC 5 LLC; ORCC III BC 6 LLC; ORCC III BC 8 LLC; ORCC III BC 11 LLC; ORCC III BC 12 LLC; ORCC III BC 13 LLC; ORCIC AH LLC; ORCIC BC 2 LLC; ORCIC BC 3 LLC; ORCIC BC 4 LLC; ORCIC BC 5 LLC; ORCIC BC 6 LLC; ORCIC BC 7 LLC; ORCIC BC 8 LLC; ORCIC BC 9 LLC; OR LENDING IC LLC; ORCIC PCF LLC; ORCIC BC 10 LLC; ORCIC BC 11 LLC; ORCIC BC 12 LLC; ORCIC BC 13 LLC; ORCIC BC 14 LLC; ORCIC BC 15 LLC; ORCIC BC 16 LLC; ORCIC BC 17 LLC; ORCIC BC 18 LLC; ORCIC FSI LLC; OWL ROCK CLO VIII, LLC; OWL ROCK CLO XI, LLC; OWL ROCK CLO XII, LLC; OWL ROCK CLO XV, LLC; OWL ROCK CLO XVI, LLC; OWL ROCK CLO XVII, LLC; OWL ROCK CLO XVIII, LLC; OWL ROCK CLO XIX, LLC; CORE INCOME FUNDING I LLC; CORE INCOME FUNDING II LLC; CORE INCOME FUNDING III LLC; CORE INCOME FUNDING IV LLC; CORE INCOME FUNDING V LLC; CORE INCOME FUNDING VI LLC; CORE INCOME FUNDING VII LLC; CORE INCOME FUNDING VIII LLC; OR TECH LENDING LLC; OR TECH FINANCING I LLC; OWL ROCK TECHNOLOGY FINANCING 2020-1 LLC; ORTF FUNDING I LLC; ORT KB LLC; ORTF AAM RH LLC; ORTF AAM LLC; ORTF FSI LLC; ORTF BC 4 LLC; ORTF BC 5 LLC; ORTF BC 6 LLC; OR TECH LENDING II LLC; ORTF II FSI LLC; ORTF II BC 2 LLC; ORTF II AAM LLC; ORTF II BC 5 LLC; ORTF II BC 6 LLC; ORTF II BC 7 LLC; ATHENA FUNDING I LLC; ATHENA FUNDING II LLC; ATHENA FUNDING III LLC; ATHENA CLO II LLC; ATHENA CLO IV LLC; OR TECH LENDING IC LLC; ORTIC BC 1 LLC; ORTIC BC 2 LLC; ORTIC BC 3 LLC; ORTIC BC 4 LLC; TECH INCOME FUNDING I LLC; TECH INCOME FUNDING II LLC; TECH

INCOME FUNDING III LLC; ATHENA CLO III LLC; BLUE OWL FIRST LIEN MASTER FUND II LP; BLUE OWL DIVERSIFIED LENDING 2020 MASTER FUND LP; BLUE OWL UNLEVERED DIVERSIFIED LENDING 2020 MASTER FUND LP; BLUE OWL FIRST LIEN MASTER FUND LP; BLUE OWL OPPORTUNISTIC LENDING MASTER FUND I LP; BLUE OWL OPPORTUNISTIC LENDING MASTER FUND II LP; BLUE OWL OPPORTUNISTIC LENDING I (H) LP; BLUE OWL OPPORTUNISTIC LENDING DL (C) LP; BLUE OWL DIVERSIFIED LENDING (CP) LP; BO DL (K) LLC; BLUE OWL OPPORTUNISTIC LENDING CO-INVEST II (A) LP; BLUE OWL DIRECT LENDING INSURANCE DEDICATED FUND SERIES INTERESTS OF THE SALI MULTI-SERIES FUND, LP; BLUE OWL FUNDING PARTNERS LP; BLUE OWL FIRST LIEN FUND II 1X MASTER LP; BLUE OWL FIRST LIEN FUND (C) LP; BLUE OWL LENDING FUND (M) LP; BLUE OWL TECHNOLOGY LENDING (M) LP; BLUE OWL MC DEBT OPPORTUNITIES LP; BLUE OWL DIVERSIFIED CREDIT (M) LP; BLUE OWL US DIRECT LENDING SMA 2019 LP; BLUE OWL FIRST LIEN FUND (O) LP; SERIES 2024-1, A SERIES OF BLUE OWL DIRECT LENDING INSURANCE FUND LP; BLUE OWL DIVERSIFIED LENDING FUND II (CAYMAN) MASTER LP; BLUE OWL DIVERSIFIED LENDING (N) LP; BLACKTHORN DIVERSIFIED CREDIT 2024 LP; BLUE OWL FIRST LIEN FUND II (CAYMAN) UNLEVERED LP; BLUE OWL BEAUFORT CREDIT FUND LP; BLUE OWL STRATEGIC EQUITY FUND LP; BLUE OWL STRATEGIC EQUITY PARTNERS MASTER LP; BLUE OWL ASSET SPECIAL OPPORTUNITIES FUND IX LP; BLUE OWL ASSET SPECIAL OPPORTUNITIES FUND VIII LP; BLUE OWL ASSET SPECIAL OPPORTUNITIES FUND VIII-E LP; BLUE OWL A4 LP; BLUE OWL A4 EVERGREEN (CAYMAN) LP; BLUE OWL AIF CO-INVESTMENT FUND LP; BLUE OWL AIF CO-INVESTMENT (CAYMAN) FUND LP; BLUE OWL ASSET INCOME FUND EVERGREEN (CAYMAN) LP; BLUE OWL ASSET INCOME FUND EVERGREEN LP; BLUE OWL ASSET LEASING FUND EVERGREEN LP; ACM ALAMOSA I LP; ACM ALAMOSA I-A LP; BLUE OWL ASSET INCOME FUND PARALLEL 345 LP; BLUE OWL ALTERNATIVE CREDIT HYBRID INCOME FUND EVERGREEN LP; BLUE OWL ALTERNATIVE CREDIT SSG MASTER FUND EVERGREEN (CAYMAN) LP

399 Park Avenue

New York, NY 10022

(212) 419-3000

AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Neena Reddy

Blue Owl Capital Corporation

399 Park Avenue

New York, NY 10022

(212) 419-3000

neena.reddy@blueowl.com

Copies to:

Cynthia M. Krus, Esq.

Anne G. Oberndorf, Esq.

Kristin Burns, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, N.W.

Washington, D.C. 20001

(202) 383-0100

anneoberndorf@eversheds-sutherland.com

March 28, 2025

I. SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission to Owl Rock Capital Corporation, et al. on February 7, 2017 under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act and amended by order issued on September 7, 2022 (collectively, the “Prior Orders”), with the result that no person will continue to rely on the Prior Orders if the Order is granted.2

•

Blue Owl Capital Corporation (“OBDC”), a Maryland corporation that has elected to be regulated as a business development company under the 1940 Act. The investment adviser to OBDC is OCA (as defined below).

•	Blue Owl Capital Corporation II (“OBDC II”), a Maryland corporation that has elected to be regulated as a business development company under the 1940 Act. The investment adviser to OBDC II is OCA.

•	Blue Owl Credit Income Corp. (“OCIC”), a Maryland corporation that has elected to be regulated as a business development company under the 1940 Act. The investment adviser to OCIC is OCA.

•

Blue Owl Technology Finance Corp. (“OTF”), a Maryland corporation that has elected to be regulated as a business development company under the 1940 Act. The investment adviser to OTF is OTCA (as defined below).

•

Blue Owl Technology Income Corp. (“OTIC” and together with OBDC, OBDC II, OCIC, and OTF, the “Blue Owl BDCs”), a Maryland corporation that has elected to be regulated as a business development company under the 1940 Act. The investment adviser to OTIC is OTCA II (as defined below).

•

Blue Owl Alternative Credit Fund (“BOACF”; and, together with OBDC, OBDC II, OCIC, OTF, and OTIC, the “Existing Regulated Funds”), a Delaware statutory trust that operates as an interval fund under the 1940 Act. The investment adviser to BOACF is BOACA II (as defined below).

•

Blue Owl Credit Advisors LLC (“OCA”), a Delaware limited liability company that serves as the investment adviser to OBDC, OBDC II, OCIC and certain Existing Affiliated Funds on behalf of itself and its successors. OCA is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

•

Blue Owl Diversified Credit Advisors LLC (“ODCA”), a Delaware limited liability company that serves as the investment adviser to certain of the Existing Affiliated Funds (as defined below) on behalf of itself and its successors. ODCA is an investment adviser registered under the Advisers Act.

•

Blue Owl Technology Credit Advisors LLC (“OTCA”), a Delaware limited liability company that serves as the investment adviser to OTF on behalf of itself and its successors. OTCA is an investment adviser registered under the Advisers Act.

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]

Owl Rock Capital Corporation, et al. (File No. 812-14605), Release Nos. IC-32422 (January 11, 2017) (notice) and IC-32469 (February 4, 2017) (order), as amended by File No. 812-15341, Release Nos. IC-34670 (August 10, 2022) (notice) and IC-34696 (order).

•

Blue Owl Technology Credit Advisors II LLC (“OTCA II”), a Delaware limited liability company that serves as the investment adviser to OTIC on behalf of itself and its successors. OTCA II is an investment adviser registered under the Advisers Act.

•

Blue Owl Credit Private Fund Advisors LLC (“BOCPFA”), a Delaware limited liability company that serves as the investment adviser to certain of the Existing Affiliated Funds, on behalf of itself and its successors. BOCPFA is an investment adviser registered under the Advisers Act.

•

Blue Owl Strategic Equity Advisors LLC (“BOSE”), a Delaware limited liability company that serves as the investment adviser to certain of the Existing Affiliated Funds, on behalf of itself and its successors. BOSE is an investment adviser registered under the Advisers Act.

•

Blue Owl Strategic Equity Partners Advisors LLC (“BOSEP”), a Delaware limited liability company that serves as the investment adviser to certain of the Existing Affiliated Funds, on behalf of itself and its successors. BOSEP is a subsidiary of, and relies on the umbrella registration of, BOCPFA to be an investment adviser registered under the Advisers Act.

•

Blue Owl Alternative Credit Advisors LLC (“BOACA”), a Delaware limited liability company that serves as the investment adviser to certain of the Existing Affiliated Funds, on behalf of itself and its successors. BOACA is a subsidiary of, and relies on the umbrella registration of, BOCPFA to be an investment adviser registered under the Advisers Act.

•

Blue Owl Alternative Credit Advisors II LLC (“BOACA II” and together with OCA, ODCA, OTCA, OTCA II, BOCPFA, BOSE, BOSEP, and BOACA, the “Existing Advisers”), a Delaware limited liability company that serves as the investment adviser to BOACF, on behalf of itself and its successors. BOACA II is an investment adviser registered under the Advisers Act. All of the Existing Advisers are under common control.

•

Certain vehicles (as identified on Schedule A hereto) (the “Existing Wholly-Owned Subsidiaries”), each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub (as defined below) of an Existing Regulated Fund.

•

Certain existing Affiliated Funds (as identified on Schedule B hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds” and collectively with the Existing Regulated Funds, the Existing Advisers and the Existing Wholly-Owned Subsidiaries, the “Applicants”).[3]

[3]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

II. GENERAL DESCRIPTION OF THE APPLICANTS

A. Existing Regulated Funds

OBDC. OBDC is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act. OBDC was organized as a corporation under the General Corporate Laws of the State of Maryland on October 15, 2015, and its shares of common stock began trading on the New York Stock Exchange on July 18, 2019. OBDC has made an election to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future.

[4]

“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is an open-end or closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[5]

“Affiliated Entity” means an entity not controlled by the Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
[7]

“Adviser” means an Existing Adviser, and any other investment adviser controlling, controlled by, or under common control with an Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

OBDC II. OBDC II is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act. OBDC II was organized as a corporation under the General Corporate Laws of the State of Maryland on October 15, 2015. OBDC II commenced its continuous public offering of its common stock in April 2017 and terminated such offering on April 30, 2021. OBDC II has made an election to be treated as a RIC under Subchapter M of the Code and intends to continue to make such election in the future.

OCIC. OCIC is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act. OCIC was organized as a corporation under the General Corporate Laws of the State of Maryland on April 22, 2020. OCIC is a non-traded business development company that is currently offering on a continuous basis up to $13,500,000,000 of its common stock in an offering that will be registered in every state in which OCIC will be offering and selling shares. OCIC has made an election to be treated as a RIC under Subchapter M of the Code and intends to continue to make such election in the future.

OTF. OTF is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act. OTF was organized as a corporation under the General Corporate Laws of the State of Maryland on July 12, 2018, and has offered and sold its common shares in private placement transactions pursuant to certain exemptions of the Securities Act of 1933, as amended (the “Securities Act”), and the laws of the states and jurisdictions where any offering is made. OTF has made an election to be treated as a RIC under Subchapter M of the Code and intends to continue to make such election in the future.

OTIC. OTIC is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act. OTIC was organized as a corporation under the General Corporate Laws of the State of Maryland on June 22, 2021. OTIC is a non-traded business development company that is currently offering on a continuous basis up to $5,000,000,000 of its common stock in an offering that will be registered in every state in which OTIC will be offering and selling shares. OTIC has made an election to be treated as a RIC under Subchapter M of the Code and intends to continue to make such election in the future.

The investment objective of each of OBDC, OBDC II, and OCIC is to generate current income, and to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk adjusted returns. The investment objective of OTF and OTIC is to maximize total return by generating current income from debt investments and other income producing securities, and capital appreciation from equity and equity-linked investments. Each of the Blue Owl BDCs intends to invest in senior secured or unsecured loans, subordinated loans or mezzanine loans and, to a lesser extent, equity related securities and warrants, preferred stock and similar forms of senior equity. Each of OBDC, OBDC II, and OCIC intends to invest in middle market companies (typically with $10 million to $250 million of earnings before interest, taxes, depreciation and amortization (“EBITDA”) and/or annual revenue of $50 million to $2.5 billion at the time of investment). Each of OTF and OTIC intends to invest at least 80% of the value of its total assets in “technology-related” companies, which are defined as those that operate in in the technology industry or sector, or those that are developing or offering goods to businesses and consumers which utilize scientific knowledge, include techniques, skills, methods, devices and processes to solve problems.

BOACF. BOACF is an externally managed, closed-end, non-diversified management investment company registered under the 1940 Act that has elected to be regulated as an interval fund. BOACF was organized as a statutory trust under the Statutory Trust Act of the State of Delaware on January 14, 2025. BOACF is currently offering on a continuous basis up to $500,000,000 of its Class I-F Shares in private placement transactions pursuant to certain exemptions of the Securities Act and the laws of the states and jurisdictions where any offering is made. BOACF intends to make an election to be treated as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future.

The investment objective of BOACF is to generate current income, and to a lesser extent, long-term capital appreciation by targeting investment opportunities across a wide range of alternative credit assets and strategies, including asset-based finance investments. BOACF intends to invest in at least 80% of its net assets, either directly or through separate investment structures or vehicles, in “alternative credit assets,” which are defined as alternative credit investments, whether through primary originations or secondary purchases, in loans, bonds, structured products, securitizations and other asset-backed securities issued on a public or private basis and related derivatives, secured credit backed by financial or physical assets, investments with debt-like characteristics (such as preferred securities), and other credit-related investments, including investments in entities where the investment return is substantially driven by the performance of credit or credit-related assets.

The business and affairs of each of the Existing Regulated Funds are managed under the direction of its respective board of directors (each, a “Board”). The Board of each of the Blue Owl BDCs consists of six members, of which five members are not “interested persons” of the respective Blue Owl BDC within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Directors”).9 The Board of BOACF consists of five members, of which four members are Independent Directors.

B. The Existing Affiliated Funds

The Existing Affiliated Funds are investment funds each of whose investment adviser is an Adviser and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.10 A list of the Existing Affiliated Funds and their respective investment advisers is included on Schedule B hereto.

C. The Existing Advisers

Each of the Existing Advisers was organized as a limited liability company under the laws of the state of Delaware and is privately held. Each of the Existing Advisers is an indirect subsidiary of Blue Owl Capital Inc. (NYSE: OWL) and has registered with the Commission pursuant to Section 203 of the Advisers Act or relies on the registration of another Existing Adviser under the Advisers Act.

OCA. OCA serves as investment adviser to OBDC, OBDC II, OCIC and certain Existing Affiliated Funds pursuant to the terms of their respective investment advisory agreements. OCA will review investments with respect to OBDC, OBDC II, OCIC and the Existing Affiliated Funds for which it serves as investment adviser to determine whether or not each entity should invest in a new portfolio company and, if so, to what extent.

ODCA. ODCA serves as investment adviser to certain Existing Affiliated Funds pursuant to the terms of their respective investment advisory agreements. ODCA will review investments with respect to the Existing Affiliated Funds for which it serves as investment adviser to determine whether or not each entity should invest in a new portfolio company and, if so, to what extent.

OTCA. OTCA serves as investment adviser to OTF pursuant to the terms of an investment advisory agreement. OTCA will review investments with respect to OTF to determine whether or not OTF should invest in a new portfolio company and, if so, to what extent.

OTCA II. OTCA II serves as investment adviser to OTIC pursuant to the terms of an investment advisory agreement. OTCA II will review investments with respect to OTIC to determine whether or not OTIC should invest in a new portfolio company and, if so, to what extent.

BOCPFA. BOCPFA serves as investment adviser to certain Existing Affiliated Funds pursuant to the terms of their respective investment advisory agreements. BOCPFA will review investments with respect to the Existing Affiliated Funds for which it serves as investment adviser to determine whether or not each entity should invest in a new portfolio company and, if so, to what extent.

BOSE. BOSE serves as investment adviser to certain Existing Affiliated Funds pursuant to the terms of their respective investment advisory agreements. BOSE will review investments with respect to the Existing Affiliated Funds for which it serves as investment adviser to determine whether or not each entity should invest in a new portfolio company and, if so, to what extent.

[9]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.
[10]

In the future, an Affiliated Entity that is not a Regulated Fund may register as a closed-end management investment company or elect to be regulated as a business development company under the 1940 Act and, if so, will be considered a Regulated Fund for purposes of this application.

BOSEP. BOSEP serves as investment adviser to certain Existing Affiliated Funds pursuant to the terms of their respective investment advisory agreements. BOSEP will review investments with respect to the Existing Affiliated Funds for which it serves as investment adviser to determine whether or not each entity should invest in a new portfolio company and, if so, to what extent.

BOACA. BOACA serves as investment adviser to certain Existing Affiliated Funds pursuant to the terms of their respective investment advisory agreements. BOACA will review investments with respect to the Existing Affiliated Funds for which it serves as investment adviser to determine whether or not each entity should invest in a new portfolio company and, if so, to what extent.

BOACA II. BOACA II serves as investment adviser to BOACF pursuant to the terms of an investment advisory agreement. BOACA II will review investments with respect to BOACF to determine whether or not BOACF should invest in a new portfolio company and, if so, to what extent.

III. ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A. Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B. Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to

[11]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

an open- or closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). The Existing Advisers are each indirect subsidiaries of Blue Owl Capital Inc., are under common control, and are thus affiliated persons of each other. Accordingly, with respect to the Existing Advisers and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Advisers and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,14 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15

[12]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
[13]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[14]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[15]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

4. No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17

6. Dispositions:

(a) Prior to any Disposition18 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.19

7.Board Oversight

(a) Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

[16]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
[17]	The Affiliated Entities may adopt shared Co-Investment Policies.
[18]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
[19]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(d) Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A. Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B. Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V. PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).20 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application, the Notice and the Order to:

Neena Reddy

Blue Owl Capital Corporation

399 Park Avenue

New York, NY 10022

(212) 419-3000

neena.reddy@blueowl.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Cynthia M. Krus, Esq.

Anne G. Oberndorf, Esq.

Kristin Burns, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, N.W.

Washington, D.C. 20001

(202) 383-0100

anneoberndorf@eversheds-sutherland.com

B. Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

[20]

See, e.g., Polen Credit Opportunities Fund, et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

The Applicants have caused this Application to be duly signed on their behalf on the 28th day of March, 2025.

Blue Owl Capital Corporation

By:	/s/ Neena Reddy
Name:	Neena Reddy
Title:	Vice President and Secretary

Blue Owl Capital Corporation II

By:	/s/ Neena Reddy
Name:	Neena Reddy
Title:	Vice President and Secretary

Blue Owl Credit Income Corp.

By:	/s/ Neena Reddy
Name:	Neena Reddy
Title:	Vice President and Secretary

Blue Owl Technology Finance Corp.

By:	/s/ Neena Reddy
Name:	Neena Reddy
Title:	Vice President and Secretary

Blue Owl Technology Income Corp.

By:	/s/ Neena Reddy
Name:	Neena Reddy
Title:	Vice President and Secretary

Blue Owl Alternative Credit Fund

By:	/s/ Andrew Murphy
Name:	Andrew Murphy
Title:	Secretary

Blue Owl Credit Advisors LLC

By:	/s/ Neena Reddy
Name:	Neena Reddy
Title:	Chief Legal Officer

Blue Owl Diversified Credit Advisors LLC

By:	/s/ Neena Reddy
Name:	Neena Reddy
Title:	Chief Legal Officer

Blue Owl Technology Credit Advisors LLC

By:	/s/ Neena Reddy
Name:	Neena Reddy
Title:	Chief Legal Officer

Blue Owl Technology Credit Advisors II LLC

By:	/s/ Neena Reddy
Name:	Neena Reddy
Title:	Chief Legal Officer

Blue Owl Credit Private Fund Advisors LLC

By:	/s/ Neena Reddy
Name:	Neena Reddy
Title:	Chief Legal Officer

Blue Owl Strategic Equity Advisors LLC

By:	/s/ Neena Reddy
Name:	Neena Reddy
Title:	Chief Legal Officer

Blue Owl Strategic Equity Partners Advisors LLC

By:	/s/ Neena Reddy
Name:	Neena Reddy
Title:	Chief Legal Officer

Blue Owl Alternative Credit Advisors LLC

By:	/s/ Neena Reddy
Name:	Neena Reddy
Title:	Chief Legal Officer

Blue Owl Alternative Credit Advisors II LLC

By:	/s/ Neena Reddy
Name:	Neena Reddy
Title:	Chief Legal Officer

Existing Wholly-Owned Subsidiaries:

OR LENDING LLC
ORCC FINANCING II LLC
OWL ROCK CLO I, LLC
OWL ROCK CLO II, LLC
OWL ROCK CLO II, LTD
OWL ROCK CLO III, LLC
OWL ROCK CLO IV, LTD
OWL ROCK CLO IV, LLC
OWL ROCK CLO V, LTD
OWL ROCK CLO V, LLC
OWL ROCK CLO VI, LTD
OWL ROCK CLO VI, LLC
OWL ROCK CLO VII, LLC
OWL ROCK CLO X, LLC

OR DH I LLC
OR GH I LLC
OR MH I LLC
OR HH I LLC
OR HEH I LLC
OR PCF I LLC
OR AH I LLC
OR NB I LLC
ORCC BC 2 LLC
ORCC BC 3 LLC
ORCC BC 4 LLC
ORCC BC 5 LLC
ORCC BC 6 LLC
ORCC FSI LLC
OR FAIRCHESTER MH LLC
ORCC PARENT LLC
ORCC AAM RH LLC
ORCC BC 12 LLC
ORCC BC 13 LLC
ORCC BC 14 LLC
ORCC BC 15 LLC
OR ATLANTA MH LLC
OR GARDEN STATE MH LLC
OR JEMICO MH LLC
OR LONG ISLAND MH LLC
OR MIDWEST MH LLC
OR TORONTO MH LLC
OR LENDING II LLC
ORCC II FINANCING LLC
ORCC II FINANCING II LLC
OR DH II LLC
OR MH II LLC
OR HH II LLC
OR HEH II LLC
OR Long Island MH II LLC
OR Garden State MH II LLC
OR Toronto MH II LLC
OR Midwest MH II LLC
OR Jemico MH II LLC
OR Atlanta MH II LLC
OR PCF II LLC
OR GH II LLC
OR AH II LLC
ORCC II BC 2 LLC
ORCC II BC 3 LLC
ORCC II BC 4 LLC
ORCC II BC 5 LLC
ORCC II BC 6 LLC
ORCC II FSI LLC
OR Fairchester MH II LLC
ORCC II Parent LLC
ORCC II AAM RH LLC
ORCC II AAM LLC
ORCC II BC 12 LLC
ORCC II BC 13 LLC
ORCC II BC 14 LLC

ORCC II BC 15 LLC
OWL ROCK CLO XIII, LLC
OR LENDING III LLC
ORCC III FINANCING LLC
ORCC III FINANCING II LLC
OBDC III FINANCING III LLC
OWL ROCK CLO XIV LLC
OR PCF III LLC
OR AH III LLC
ORCC III FSI LLC
ORCC III AAM RH LLC
ORCC III AAM LLC
ORCC III BC 2 LLC
ORCC III BC 3 LLC
ORCC III BC 4 LLC
ORCC III BC 5 LLC
ORCC III BC 6 LLC
ORCC III BC 8 LLC
ORCC III BC 11 LLC
ORCC III BC 12 LLC
ORCC III BC 13 LLC
ORCIC AH LLC
ORCIC BC 2 LLC
ORCIC BC 3 LLC
ORCIC BC 4 LLC
ORCIC BC 5 LLC
ORCIC BC 6 LLC
ORCIC BC 7 LLC
ORCIC BC 8 LLC
ORCIC BC 9 LLC
OR Lending IC LLC
ORCIC PCF LLC
ORCIC BC 10 LLC
ORCIC BC 11 LLC
ORCIC BC 12 LLC
ORCIC BC 13 LLC
ORCIC BC 14 LLC
ORCIC BC 15 LLC
ORCIC BC 16 LLC
ORCIC BC 17 LLC
ORCIC BC 18 LLC
ORCIC FSI LLC
OWL ROCK CLO VIII, LLC
OWL ROCK CLO XI, LLC
OWL ROCK CLO XII, LLC
OWL ROCK CLO XV, LLC
OWL ROCK CLO XVI, LLC
OWL ROCK CLO XVII, LLC
OWL ROCK CLO XVIII, LLC
OWL ROCK CLO XIX, LLC
Core Income Funding I LLC
Core Income Funding II LLC
Core Income Funding III LLC
Core Income Funding IV LLC
Core Income Funding V LLC
Core Income Funding VI LLC

Core Income Funding VII LLC
Core Income Funding VIII LLC
OR TECH LENDING LLC
OR TECH FINANCING I LLC
OWL ROCK TECHNOLOGY FINANCING 2020-1 LLC
ORTF FUNDING I LLC
ORT KB LLC
ORTF AAM RH LLC
ORTF AAM LLC
ORTF FSI LLC
ORTF BC 4 LLC
ORTF BC 5 LLC
ORTF BC 6 LLC
OR TECH LENDING II LLC
ORTF II FSI LLC
ORTF II BC 2 LLC
ORTF II AAM LLC
ORTF II BC 5 LLC
ORTF II BC 6 LLC
ORTF II BC 7 LLC
ATHENA FUNDING I LLC
ATHENA FUNDING II LLC
ATHENA FUNDING III LLC
ATHENA CLO II LLC
ATHENA CLO IV LLC
OR Tech Lending IC LLC
ORTIC BC 1 LLC
ORTIC BC 2 LLC
ORTIC BC 3 LLC
ORTIC BC 4 LLC
Tech Income Funding I LLC
Tech Income Funding II LLC
Tech Income Funding III LLC
Athena CLO III LLC

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Authorized Signatory

Existing Affiliated Funds:

Blue Owl First Lien Master Fund II LP
Blue Owl Diversified Lending 2020 Master Fund LP
Blue Owl Unlevered Diversified Lending 2020 Master Fund LP
Blue Owl First Lien Master Fund LP
Blue Owl Opportunistic Lending Master Fund I LP
Blue Owl Opportunistic Lending Master Fund II LP
Blue Owl Opportunistic Lending I (H) LP
Blue Owl Opportunistic Lending DL (C) LP
Blue Owl Diversified Lending (CP) LP
BO DL (K) LLC

Blue Owl Opportunistic Lending Co-Invest II (A) LP
Blue Owl Direct Lending Insurance Dedicated
Fund Series Interests of the SALI Multi-Series Fund, LP
Blue Owl Funding Partners LP
Blue Owl First Lien Fund II 1X Master LP
Blue Owl First Lien Fund (C) LP
Blue Owl Lending Fund (M) LP
Blue Owl Technology Lending (M) LP
Blue Owl MC Debt Opportunities LP
Blue Owl Diversified Credit (M) LP
Blue Owl US Direct Lending SMA 2019 LP
Blue Owl First Lien Fund (O) LP
Series 2024-1, a series of Blue Owl Direct
Lending Insurance Fund LP
Blue Owl Diversified Lending Fund II
(Cayman) Master LP
Blue Owl Diversified Lending (N) LP
Blackthorn Diversified Credit 2024 LP
Blue Owl First Lien Fund II (Cayman) Unlevered LP
Blue Owl Beaufort Credit Fund LP
Blue Owl Strategic Equity Fund LP
Blue Owl Strategic Equity Partners Master LP
Blue Owl Asset Special Opportunities Fund IX LP
Blue Owl Asset Special Opportunities Fund VIII LP
Blue Owl Asset Special Opportunities Fund VIII-E LP
Blue Owl A4 LP
Blue Owl A4 Evergreen (Cayman) LP
Blue Owl AIF Co-Investment Fund LP
Blue Owl AIF Co-Investment (Cayman) Fund LP
Blue Owl Asset Income Fund Evergreen (Cayman) LP
Blue Owl Asset Income Fund Evergreen LP
Blue Owl Asset Leasing Fund Evergreen LP
ACM Alamosa I LP
ACM Alamosa I-A LP
Blue Owl Asset Income Fund Parallel 345 LP
Blue Owl Alternative Credit Hybrid Income Fund Evergreen LP
Blue Owl Alternative Credit SSG Master Fund Evergreen (Cayman) LP

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Authorized Signatory

Exhibit A

Verification

Each of the undersigned states that he or she has duly executed the attached application dated as of March 28, 2025 for and on behalf of the entities listed below; that he or she holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. Each of the undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

Blue Owl Capital Corporation

By:	/s/ Neena Reddy
Name:	Neena Reddy
Title:	Vice President and Secretary

Blue Owl Capital Corporation II

By:	/s/ Neena Reddy
Name:	Neena Reddy
Title:	Vice President and Secretary

Blue Owl Credit Income Corp.

By:	/s/ Neena Reddy
Name:	Neena Reddy
Title:	Vice President and Secretary

Blue Owl Technology Finance Corp.

By:	/s/ Neena Reddy
Name:	Neena Reddy
Title:	Vice President and Secretary

Blue Owl Technology Income Corp.

By:	/s/ Neena Reddy
Name:	Neena Reddy
Title:	Vice President and Secretary

Blue Owl Alternative Credit Fund

By:	/s/ Andrew Murphy
Name:	Andrew Murphy
Title:	Secretary

Blue Owl Credit Advisors LLC

By:	/s/ Neena Reddy
Name:	Neena Reddy
Title:	Chief Legal Officer

Blue Owl Diversified Credit Advisors LLC

By:	/s/ Neena Reddy
Name:	Neena Reddy
Title:	Chief Legal Officer

Blue Owl Technology Credit Advisors LLC

By:	/s/ Neena Reddy
Name:	Neena Reddy
Title:	Chief Legal Officer

Blue Owl Technology Credit Advisors II LLC

By:	/s/ Neena Reddy
Name:	Neena Reddy
Title:	Chief Legal Officer

Blue Owl Credit Private Fund Advisors LLC

By:	/s/ Neena Reddy
Name:	Neena Reddy
Title:	Chief Legal Officer

Blue Owl Strategic Equity Advisors LLC

By:	/s/ Neena Reddy
Name:	Neena Reddy
Title:	Chief Legal Officer

Blue Owl Strategic Equity Partners Advisors LLC

By:	/s/ Neena Reddy
Name:	Neena Reddy
Title:	Chief Legal Officer

Blue Owl Alternative Credit Advisors LLC

By:	/s/ Neena Reddy
Name:	Neena Reddy
Title:	Chief Legal Officer

Blue Owl Alternative Credit Advisors II LLC

By:	/s/ Neena Reddy
Name:	Neena Reddy
Title:	Chief Legal Officer

Existing Wholly-Owned Subsidiaries:

OR LENDING LLC
ORCC FINANCING II LLC
OWL ROCK CLO I, LLC
OWL ROCK CLO II, LLC
OWL ROCK CLO II, LTD
OWL ROCK CLO III, LLC
OWL ROCK CLO IV, LTD
OWL ROCK CLO IV, LLC
OWL ROCK CLO V, LTD
OWL ROCK CLO V, LLC
OWL ROCK CLO VI, LTD
OWL ROCK CLO VI, LLC
OWL ROCK CLO VII, LLC
OWL ROCK CLO X, LLC
OR DH I LLC
OR GH I LLC
OR MH I LLC
OR HH I LLC
OR HEH I LLC
OR PCF I LLC
OR AH I LLC
OR NB I LLC
ORCC BC 2 LLC
ORCC BC 3 LLC
ORCC BC 4 LLC
ORCC BC 5 LLC
ORCC BC 6 LLC
ORCC FSI LLC
OR FAIRCHESTER MH LLC
ORCC PARENT LLC
ORCC AAM RH LLC
ORCC BC 12 LLC
ORCC BC 13 LLC
ORCC BC 14 LLC
ORCC BC 15 LLC
OR ATLANTA MH LLC
OR GARDEN STATE MH LLC
OR JEMICO MH LLC
OR LONG ISLAND MH LLC
OR MIDWEST MH LLC
OR TORONTO MH LLC
OR LENDING II LLC
ORCC II FINANCING LLC
ORCC II FINANCING II LLC
OR DH II LLC
OR MH II LLC
OR HH II LLC
OR HEH II LLC
OR Long Island MH II LLC
OR Garden State MH II LLC
OR Toronto MH II LLC
OR Midwest MH II LLC
OR Jemico MH II LLC
OR Atlanta MH II LLC
OR PCF II LLC
OR GH II LLC
OR AH II LLC
ORCC II BC 2 LLC

ORCC II BC 3 LLC
ORCC II BC 4 LLC
ORCC II BC 5 LLC
ORCC II BC 6 LLC
ORCC II FSI LLC
OR Fairchester MH II LLC
ORCC II Parent LLC
ORCC II AAM RH LLC
ORCC II AAM LLC
ORCC II BC 12 LLC
ORCC II BC 13 LLC
ORCC II BC 14 LLC
ORCC II BC 15 LLC
OWL ROCK CLO XIII, LLC
OR LENDING III LLC
ORCC III FINANCING LLC
ORCC III FINANCING II LLC
OBDC III FINANCING III LLC
OWL ROCK CLO XIV LLC
OR PCF III LLC
OR AH III LLC
ORCC III FSI LLC
ORCC III AAM RH LLC
ORCC III AAM LLC
ORCC III BC 2 LLC
ORCC III BC 3 LLC
ORCC III BC 4 LLC
ORCC III BC 5 LLC
ORCC III BC 6 LLC
ORCC III BC 8 LLC
ORCC III BC 11 LLC
ORCC III BC 12 LLC
ORCC III BC 13 LLC
ORCIC AH LLC
ORCIC BC 2 LLC
ORCIC BC 3 LLC
ORCIC BC 4 LLC
ORCIC BC 5 LLC
ORCIC BC 6 LLC
ORCIC BC 7 LLC
ORCIC BC 8 LLC
ORCIC BC 9 LLC
OR Lending IC LLC
ORCIC PCF LLC
ORCIC BC 10 LLC
ORCIC BC 11 LLC
ORCIC BC 12 LLC
ORCIC BC 13 LLC
ORCIC BC 14 LLC
ORCIC BC 15 LLC
ORCIC BC 16 LLC
ORCIC BC 17 LLC
ORCIC BC 18 LLC
ORCIC FSI LLC
OWL ROCK CLO VIII, LLC
OWL ROCK CLO XI, LLC

OWL ROCK CLO XII, LLC
OWL ROCK CLO XV, LLC
OWL ROCK CLO XVI, LLC
OWL ROCK CLO XVII, LLC
OWL ROCK CLO XVIII, LLC
OWL ROCK CLO XIX, LLC
Core Income Funding I LLC
Core Income Funding II LLC
Core Income Funding III LLC
Core Income Funding IV LLC
Core Income Funding V LLC
Core Income Funding VI LLC
Core Income Funding VII LLC
Core Income Funding VIII LLC
OR TECH LENDING LLC
OR TECH FINANCING I LLC
OWL ROCK TECHNOLOGY FINANCING 2020-1 LLC
ORTF FUNDING I LLC
ORT KB LLC
ORTF AAM RH LLC
ORTF AAM LLC
ORTF FSI LLC
ORTF BC 4 LLC
ORTF BC 5 LLC
ORTF BC 6 LLC
OR TECH LENDING II LLC
ORTF II FSI LLC
ORTF II BC 2 LLC
ORTF II AAM LLC
ORTF II BC 5 LLC
ORTF II BC 6 LLC
ORTF II BC 7 LLC
ATHENA FUNDING I LLC
ATHENA FUNDING II LLC
ATHENA FUNDING III LLC
ATHENA CLO II LLC
ATHENA CLO IV LLC
OR Tech Lending IC LLC
ORTIC BC 1 LLC
ORTIC BC 2 LLC
ORTIC BC 3 LLC
ORTIC BC 4 LLC
Tech Income Funding I LLC
Tech Income Funding II LLC
Tech Income Funding III LLC
Athena CLO III LLC

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Authorized Signatory

Existing Affiliated Funds:

Blue Owl First Lien Master Fund II LP
Blue Owl Diversified Lending 2020 Master Fund LP
Blue Owl Unlevered Diversified Lending 2020
Master Fund LP
Blue Owl First Lien Master Fund LP
Blue Owl Opportunistic Lending Master Fund I LP
Blue Owl Opportunistic Lending Master Fund II LP
Blue Owl Opportunistic Lending I (H) LP
Blue Owl Opportunistic Lending DL (C) LP
Blue Owl Diversified Lending (CP) LP BO DL (K) LLC
Blue Owl Opportunistic Lending Co-Invest II (A) LP
Blue Owl Direct Lending Insurance Dedicated
Fund Series Interests of the SALI Multi-Series Fund, LP
Blue Owl Funding Partners LP
Blue Owl First Lien Fund II 1X Master LP
Blue Owl First Lien Fund (C) LP
Blue Owl Lending Fund (M) LP
Blue Owl Technology Lending (M) LP
Blue Owl MC Debt Opportunities LP
Blue Owl Diversified Credit (M) LP
Blue Owl US Direct Lending SMA 2019 LP
Blue Owl First Lien Fund (O) LP
Series 2024-1, a series of Blue Owl Direct Lending Insurance Fund LP
Blue Owl Diversified Lending Fund II (Cayman) Master LP
Blue Owl Diversified Lending (N) LP
Blackthorn Diversified Credit 2024 LP
Blue Owl First Lien Fund II (Cayman) Unlevered LP
Blue Owl Beaufort Credit Fund LP
Blue Owl Strategic Equity Fund LP
Blue Owl Strategic Equity Partners Master LP
Blue Owl Asset Special Opportunities Fund IX LP
Blue Owl Asset Special Opportunities Fund VIII LP
Blue Owl Asset Special Opportunities Fund VIII-E LP
Blue Owl A4 LP
Blue Owl A4 Evergreen (Cayman) LP
Blue Owl AIF Co-Investment Fund LP
Blue Owl AIF Co-Investment (Cayman) Fund LP
Blue Owl Asset Income Fund Evergreen (Cayman) LP
Blue Owl Asset Income Fund Evergreen LP
Blue Owl Asset Leasing Fund Evergreen LP ACM Alamosa I LP
ACM Alamosa I-A LP
Blue Owl Asset Income Fund Parallel 345 LP

Blue Owl Alternative Credit Hybrid Income Fund Evergreen LP
Blue Owl Alternative Credit SSG Master Fund Evergreen (Cayman) LP

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Authorized Signatory

Exhibit B.1

RESOLUTIONS OF THE BOARD OF DIRECTORS

BLUE OWL CAPITAL CORPORATION

WHEREAS, the Board believes it is in the best interests of the Company to file an application with the U.S. Securities and Exchange Commission (the “SEC”) for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d–1 promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d–1 promulgated thereunder, all as more fully set forth in the draft Application that has been presented to the Board; and

WHEREAS, the Board has previously reviewed the Application.

NOW THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Chief Accounting Officer, Chief Compliance Officer, Secretary and Assistant Secretary of the Company (each, an “Authorized Officer” and collectively, the “Authorized Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to prepare or cause to be prepared, executed, delivered and filed with the SEC the Application, and to do or cause to be done such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable, with the advice of counsel, to cause the Application to conform to comments received from the Staff of the SEC and otherwise deemed necessary or advisable, including changes that may be required to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform or cause to be performed all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay or cause to be incurred and paid all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

Exhibit B.2

RESOLUTIONS OF THE BOARD OF DIRECTORS

BLUE OWL CAPITAL CORPORATION II

WHEREAS, the Board believes it is in the best interests of the Company to file an application with the U.S. Securities and Exchange Commission (the “SEC”) for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d–1 promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d–1 promulgated thereunder, all as more fully set forth in the draft Application that has been presented to the Board; and

WHEREAS, the Board has previously reviewed the Application.

NOW THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Chief Accounting Officer, Chief Compliance Officer, Secretary and Assistant Secretary of the Company (each, an “Authorized Officer” and collectively, the “Authorized Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to prepare or cause to be prepared, executed, delivered and filed with the SEC the Application, and to do or cause to be done such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable, with the advice of counsel, to cause the Application to conform to comments received from the Staff of the SEC and otherwise deemed necessary or advisable, including changes that may be required to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform or cause to be performed all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay or cause to be incurred and paid all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

Exhibit B.3

RESOLUTIONS OF THE BOARD OF DIRECTORS

BLUE OWL CREDIT INCOME CORP.

WHEREAS, the Board believes it is in the best interests of the Company to file an application with the U.S. Securities and Exchange Commission (the “SEC”) for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d–1 promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d–1 promulgated thereunder, all as more fully set forth in the draft Application that has been presented to the Board; and

WHEREAS, the Board has previously reviewed the Application.

NOW THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Chief Accounting Officer, Chief Compliance Officer, Secretary and Assistant Secretary of the Company (each, an “Authorized Officer” and collectively, the “Authorized Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to prepare or cause to be prepared, executed, delivered and filed with the SEC the Application, and to do or cause to be done such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable, with the advice of counsel, to cause the Application to conform to comments received from the Staff of the SEC and otherwise deemed necessary or advisable, including changes that may be required to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform or cause to be performed all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay or cause to be incurred and paid all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

Exhibit B.4

RESOLUTIONS OF THE BOARD OF DIRECTORS

BLUE OWL TECHNOLOGY FINANCE CORP.

WHEREAS, the Board believes it is in the best interests of the Company to file an application with the U.S. Securities and Exchange Commission (the “SEC”) for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d–1 promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d–1 promulgated thereunder, all as more fully set forth in the draft Application that has been presented to the Board; and

WHEREAS, the Board has previously reviewed the Application.

NOW THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Chief Accounting Officer, Chief Compliance Officer, Secretary and Assistant Secretary of the Company (each, an “Authorized Officer” and collectively, the “Authorized Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to prepare or cause to be prepared, executed, delivered and filed with the SEC the Application, and to do or cause to be done such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable, with the advice of counsel, to cause the Application to conform to comments received from the Staff of the SEC and otherwise deemed necessary or advisable, including changes that may be required to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform or cause to be performed all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay or cause to be incurred and paid all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

Exhibit B.5

RESOLUTIONS OF THE BOARD OF DIRECTORS

BLUE OWL TECHNOLOGY INCOME CORP.

WHEREAS, the Board believes it is in the best interests of the Company to file an application with the U.S. Securities and Exchange Commission (the “SEC”) for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d–1 promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d–1 promulgated thereunder, all as more fully set forth in the draft Application that has been presented to the Board; and

WHEREAS, the Board has previously reviewed the Application.

NOW THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Chief Accounting Officer, Chief Compliance Officer, Secretary and Assistant Secretary of the Company (each, an “Authorized Officer” and collectively, the “Authorized Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to prepare or cause to be prepared, executed, delivered and filed with the SEC the Application, and to do or cause to be done such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable, with the advice of counsel, to cause the Application to conform to comments received from the Staff of the SEC and otherwise deemed necessary or advisable, including changes that may be required to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform or cause to be performed all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay or cause to be incurred and paid all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

Exhibit B.6

RESOLUTIONS OF THE BOARD OF DIRECTORS

BLUE OWL ALTERNATIVE CREDIT FUND

WHEREAS, the Board has reviewed, and believes it is in the best interests of the Fund to file an application with the U.S. Securities and Exchange Commission (the “SEC”) for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d–1 promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be “affiliates” of the Fund pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d–1 promulgated thereunder, all as more fully set forth in the draft Application attached as Exhibit A.

NOW THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer, Secretary and Vice President of the Fund (each, an “Authorized Officer” and collectively, the “Authorized Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to prepare or cause to be prepared, executed, delivered and filed with the SEC the Application, and to do or cause to be done such other acts or things and execute such other documents, including further amendments to the Application, as they deem necessary or desirable, with the advice of counsel, to cause the Application to conform to comments received from the Staff of the SEC and otherwise deemed necessary or advisable, including changes that may be required to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to perform or cause to be performed all of the agreements and obligations of the Fund in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay or cause to be incurred and paid all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof.

Schedule A

Existing Wholly-Owned Subsidiaries of Blue Owl Capital Corporation:

OR LENDING LLC
ORCC FINANCING II LLC
OWL ROCK CLO I, LLC
OWL ROCK CLO II, LLC
OWL ROCK CLO II, LTD
OWL ROCK CLO III, LLC
OWL ROCK CLO IV, LTD
OWL ROCK CLO IV, LLC
OWL ROCK CLO V, LTD
OWL ROCK CLO V, LLC
OWL ROCK CLO VI, LTD
OWL ROCK CLO VI, LLC
OWL ROCK CLO VII, LLC
OWL ROCK CLO X, LLC
OR DH I LLC
OR GH I LLC
OR MH I LLC
OR HH I LLC
OR HEH I LLC
OR PCF I LLC
OR AH I LLC
OR NB I LLC
ORCC BC 2 LLC
ORCC BC 3 LLC
ORCC BC 4 LLC
ORCC BC 5 LLC
ORCC BC 6 LLC
ORCC FSI LLC
OR FAIRCHESTER MH LLC
ORCC PARENT LLC
ORCC AAM RH LLC
ORCC BC 12 LLC
ORCC BC 13 LLC
ORCC BC 14 LLC
ORCC BC 15 LLC
OR ATLANTA MH LLC
OR GARDEN STATE MH LLC
OR JEMICO MH LLC
OR LONG ISLAND MH LLC
OR MIDWEST MH LLC
OR TORONTO MH LLC
OR LENDING III LLC
ORCC III FINANCING LLC
ORCC III FINANCING II LLC
OBDC III FINANCING III LLC
OWL ROCK CLO XIV LLC
OR PCF III LLC
OR AH III LLC
ORCC III FSI LLC
ORCC III AAM RH LLC
ORCC III AAM LLC
ORCC III BC 2 LLC

ORCC III BC 3 LLC
ORCC III BC 4 LLC
ORCC III BC 5 LLC
ORCC III BC 6 LLC
ORCC III BC 8 LLC
ORCC III BC 11 LLC
ORCC III BC 12 LLC
ORCC III BC 13 LLC

Existing Wholly-Owned Subsidiaries of Blue Owl Capital Corporation II:

OR LENDING II LLC
ORCC II FINANCING LLC
ORCC II FINANCING II LLC
OR DH II LLC
OR MH II LLC
OR HH II LLC
OR HEH II LLC
OR Long Island MH II LLC
OR Garden State MH II LLC
OR Toronto MH II LLC
OR Midwest MH II LLC
OR Jemico MH II LLC
OR Atlanta MH II LLC
OR PCF II LLC
OR GH II LLC
OR AH II LLC
ORCC II BC 2 LLC
ORCC II BC 3 LLC
ORCC II BC 4 LLC
ORCC II BC 5 LLC
ORCC II BC 6 LLC
ORCC II FSI LLC
OR Fairchester MH II LLC
ORCC II Parent LLC
ORCC II AAM RH LLC
ORCC II AAM LLC
ORCC II BC 12 LLC
ORCC II BC 13 LLC
ORCC II BC 14 LLC
ORCC II BC 15 LLC
OWL ROCK CLO XIII, LLC

Existing Wholly-Owned Subsidiaries of Blue Owl Credit Income Corp.:

ORCIC AH LLC
ORCIC BC 2 LLC
ORCIC BC 3 LLC
ORCIC BC 4 LLC
ORCIC BC 5 LLC
ORCIC BC 6 LLC
ORCIC BC 7 LLC
ORCIC BC 8 LLC
ORCIC BC 9 LLC
OR Lending IC LLC
ORCIC PCF LLC

ORCIC BC 10 LLC
ORCIC BC 11 LLC
ORCIC BC 12 LLC
ORCIC BC 13 LLC
ORCIC BC 14 LLC
ORCIC BC 15 LLC
ORCIC BC 16 LLC
ORCIC BC 17 LLC
ORCIC BC 18 LLC
ORCIC FSI LLC
OWL ROCK CLO VIII, LLC
OWL ROCK CLO XI, LLC
OWL ROCK CLO XII, LLC
OWL ROCK CLO XV, LLC
OWL ROCK CLO XVI, LLC
OWL ROCK CLO XVII, LLC
OWL ROCK CLO XVIII, LLC
OWL ROCK CLO XIX, LLC
Core Income Funding I LLC
Core Income Funding II LLC
Core Income Funding III LLC
Core Income Funding IV LLC
Core Income Funding V LLC
Core Income Funding VI LLC
Core Income Funding VII LLC
Core Income Funding VIII LLC

Existing Wholly-Owned Subsidiaries of Blue Owl Technology Finance Corp.:

OR TECH LENDING LLC
OR TECH FINANCING I LLC
OWL ROCK TECHNOLOGY FINANCING 2020-1 LLC
ORTF FUNDING I LLC
ORT KB LLC
ORTF AAM RH LLC
ORTF AAM LLC
ORTF FSI LLC
ORTF BC 4 LLC
ORTF BC 5 LLC
ORTF BC 6 LLC
OR TECH LENDING II LLC
ORTF II FSI LLC
ORTF II BC 2 LLC
ORTF II AAM LLC
ORTF II BC 5 LLC
ORTF II BC 6 LLC
ORTF II BC 7 LLC
ATHENA FUNDING I LLC
ATHENA FUNDING II LLC
ATHENA FUNDING III LLC
ATHENA CLO II LLC
ATHENA CLO IV LLC

Existing Wholly-Owned Subsidiaries of Blue Owl Technology Income Corp.:

OR Tech Lending IC LLC
ORTIC BC 1 LLC
ORTIC BC 2 LLC
ORTIC BC 3 LLC
ORTIC BC 4 LLC
Tech Income Funding I LLC
Tech Income Funding II LLC
Tech Income Funding III LLC
Athena CLO III LLC

Schedule B

Existing Affiliated Funds Whose Adviser is Blue Owl Credit Advisors LLC

Blue Owl First Lien Master Fund II LP

Existing Affiliated Funds Whose Adviser is Blue Owl Diversified Credit Advisors LLC

Blue Owl Diversified Lending 2020 Master Fund LP

Blue Owl Unlevered Diversified Lending 2020 Master Fund LP

Existing Affiliated Funds Whose Adviser is Blue Owl Credit Private Fund Advisors LLC

Blue Owl First Lien Master Fund LP

Blue Owl Opportunistic Lending Master Fund I LP

Blue Owl Opportunistic Lending Master Fund II LP

Blue Owl Opportunistic Lending I (H) LP

Blue Owl Opportunistic Lending DL (C) LP

Blue Owl Diversified Lending (CP) LP

BO DL (K) LLC

Blue Owl Opportunistic Lending Co-Invest II (A) LP

Blue Owl Direct Lending Insurance Dedicated Fund Series Interests of the SALI Multi-Series Fund, LP

Blue Owl Funding Partners LP

Blue Owl First Lien Fund II 1X Master LP

Blue Owl First Lien Fund (C) LP

Blue Owl Lending Fund (M) LP

Blue Owl Technology Lending (M) LP

Blue Owl MC Debt Opportunities LP

Blue Owl Diversified Credit (M) LP

Blue Owl US Direct Lending SMA 2019 LP

Blue Owl First Lien Fund (O) LP

Series 2024-1, a series of Blue Owl Direct Lending Insurance Fund LP

Blue Owl Diversified Lending Fund II (Cayman) Master LP

Blue Owl Diversified Lending (N) LP

Blackthorn Diversified Credit 2024 LP

Blue Owl First Lien Fund II (Cayman) Unlevered LP

Blue Owl Beaufort Credit Fund LP

Existing Affiliated Funds Whose Adviser is Blue Owl Strategic Equity Advisors LLC

Blue Owl Strategic Equity Fund LP

Existing Affiliated Funds Whose Adviser is Blue Owl Strategic Equity Partners Advisors LLC

Blue Owl Strategic Equity Partners Master LP

Existing Affiliated Funds Whose Adviser is Blue Owl Alternative Credit Advisors LLC

Blue Owl Asset Special Opportunities Fund IX LP

Blue Owl Asset Special Opportunities Fund VIII LP

Blue Owl Asset Special Opportunities Fund VIII-E LP

Blue Owl A4 LP

Blue Owl A4 Evergreen (Cayman) LP

Blue Owl AIF Co-Investment Fund LP

Blue Owl AIF Co-Investment (Cayman) Fund LP

Blue Owl Asset Income Fund Evergreen (Cayman) LP

Blue Owl Asset Income Fund Evergreen LP

Blue Owl Asset Leasing Fund Evergreen LP

ACM Alamosa I LP

ACM Alamosa I-A LP

Blue Owl Asset Income Fund Parallel 345 LP

Blue Owl Alternative Credit Hybrid Income Fund Evergreen LP

Blue Owl Alternative Credit SSG Master Fund Evergreen (Cayman) LP